UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Arch Capital Group Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G0450A105

(CUSIP Number)

Brian T. McAnaney, Esq., General Electric Capital Corporation, 260 Long Ridge Road,

Stamford, Connecticut 06927

Michael M. Pastore, GE Asset Management Incorporated,

3003 Summer Street, Stamford, Connecticut 06905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

July 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G0450A105		Page 2 of 29 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Insurance Private Equity Investors, L.L.C. I.R.S. #
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,181,313 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,181,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.03% (6.64% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. G0450A105		Page 3 of 29 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Pension Trust I.R.S. #14-6015763
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,181,313 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,181,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.03% (6.64% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).
14	TYPE OF REPORTING PERSON* EP

SCHEDULE 13D
CUSIP No. G0450A105		Page 4 of 29 Pages

1

NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

GE Asset Management Incorporated as Manager of Insurance Private Equity Investors, L.L.C. and as Investment Manager of GEPT (as defined below)

I.R.S. #06-1238874

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,181,313 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,181,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.03% (6.64% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).
14	TYPE OF REPORTING PERSON* IA, CO

SCHEDULE 13D
CUSIP No. G0450A105		Page 5 of 29 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Company I.R.S. #14-0689340
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER Disclaimed (see 11 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER Disclaimed (see 11 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Disclaimed (see 11 above)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above).
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. G0450A105		Page 6 of 29 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Orbital Holdings, Ltd. I.R.S. #
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 219,862 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 219,862

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64% (6.64% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. G0450A105		Page 7 of 29 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GE Capital Equity Investments, Ltd. I.R.S. #
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 219,862 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 219,862

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64% (6.64% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. G0450A105		Page 8 of 29 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Capital Corporation I.R.S. #13-1500700
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 219,862 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 219,862

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64% (6.64% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. G0450A105		Page 9 of 29 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Capital Services, Inc. I.R.S. #06-1109503
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Disclaimed (see 11 below) 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER Disclaimed (see 11 below) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Disclaimed (see 11 above)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON* CO

Reference is made to the Statement on Schedule 13D filed on November 30, 2001 as amended by Amendment No. 1 thereto filed October 4, 2002, amendment No. 2 thereto filed February 25, 2003 and amendment No. 3 thereto filed April 5, 2004 (as so amended, the “Schedule 13D”) on behalf of General Electric Company, a New York corporation (“GE”), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM”), General Electric Pension Trust, a New York common law trust (“GEPT”), Insurance Private Equity Investors, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of GEPT (“Insurance”), General Electric Capital Services, Inc., a Delaware corporation and directly or indirectly 100% owned by GE (“GECS”), General Electric Capital Corporation, a Delaware corporation and a subsidiary of GECS (“GECC”), GE Capital Equity Investments, Ltd., a Cayman Islands corporation and a wholly owned subsidiary of GECC (“GECEI”) and Orbital Holdings, Ltd. a Cayman Islands corporation and a wholly owned subsidiary of GECEI (“Orbital”). GE, GEAM, GEPT, Insurance, GECS, GECC, GECEI and Orbital are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”. Insurance, GEPT, GEAM, Orbital, GECEI, GECC and GECS each expressly disclaim that they are members of a “group”. GECS disclaims beneficial ownership of all shares held by GECC and its subsidiaries. GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group”. All capitalized terms used without definition in this Amendment No. 3 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

Item 2(f)	Citizenship

Item 2(f) of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II through VIII are United States citizens, except that Claudio X. Gonzalez, a director of GE, is a citizen of Mexico, Andrea Jung, a director of GE, is a citizen of Canada, Yoshiaki Fujimori, an executive officer of GE, is a citizen of Japan, Ferdinando Beccalli, an executive officer of GE, is a citizen of Italy, Sir William Castell, an executive officer of GE, is a citizen of the United Kingdom, Shane Fitzsimons, an executive officer of GE, is a citizen of Ireland and Gordon Chan, a director of GECEI, is a citizen of Canada.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“(a) Each of Insurance, GEPT and GEAM beneficially owns 2,181,313 Common Shares, representing 6.03%1 of the Common Shares. Each of Orbital, GECEI and GECC

[1]	This percentage is based on 36,169,919 Common Shares outstanding, calculated by combining the 33,552,344 Common Shares outstanding as of July 2, 2004 as set forth in the Issuer’s From S-3, Registration Statement under the Securities Act of 1933, dated such date (the “Registration Statement”), with 580,560 Common Shares that Insurance received upon its conversion of Preference Shares with 436,262 Common Shares Orbital continued on the following page...

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beneficially owns 219,862 Common Shares representing 0.64%2 of the Common Shares. Insurance, GEPT, GEAM, Orbital, GECEI, GECC, GE and GECS each expressly disclaim that they are members of a “group” as such term is used in Section 13(d)(3) of the Exchange Act. If all of the Reporting Persons’ Common Shares were aggregated, the Reporting Persons would beneficially own 2,401,175 Common Shares representing 6.64%3 of the Common Shares.

(b) Insurance, GEAM and GEPT share the power to vote or direct the vote and power to dispose or direct the disposition of, 2,181,313 Common Shares, subject to the restrictions on voting described in Item 6 below. Orbital, GECEI and GECC share the power to vote or direct the vote and power to dispose or direct the disposition of, 219,862 Common Shares, subject to the restrictions on voting described in Item 6 below. Both GE and GECS disclaim any voting or dispositive power over the shares beneficially owned by GEPT, GEAM, Insurance, Orbital, GECC or GECEI.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

(c) Between July 15 and July 30 2004 Insurance sold a total of 580,560 Common Shares and Orbital sold 362,509 Common Shares on the open market as set forth below:

Date of Disposition	Price at which Common Shares Sold	Common Shares Sold by Insurance	Common Shares Sold by Orbital
July 15, 2004	$39.75	580,560	116,109
July 20, 2004	$38.70	0	25,000
July 21, 2004	$38.67	0	6,100
July 23, 2004	$36.74	0	10,000
July 26, 2004	$36.5866	0	15,000
July 27, 2004	$37.2027	0	10,300
July 28, 2004	$37.1135	0	10,000
July 29, 2004	$37.4386	0	40,000
July 30, 2004	$38.4263	0	100,000
Total Amount of Common Shares Sold		580,560	362,509

...continued from the preceding page

received upon its conversion of all of its Preference Shares with 1,600,753 Common Shares that Insurance will receive on conversion of its remaining Preference Shares.

[2]	This percentage is based on 34,569,166 Common Shares outstanding, calculated by combining the 33,552,344 Common Shares outstanding as set forth in the Registration Statement with 580,560 Common Shares that Insurance received upon its conversion of Preference Shares with 436,262 Common Shares Orbital received upon its conversion of all of its Preference Shares.

[3]	This percentage is based on 36,169,919 Common Shares outstanding, calculated by combining the 33,552,344 Common Shares outstanding as of July 2, 2004 as set forth in the Registration Statement with 580,560 Common Shares that Insurance received upon its conversion of Preference Shares with 436,262 Common Shares Orbital received upon its conversion of all of its Preference Shares with 1,600,753 Common Shares that Insurance will receive on conversion of its remaining Preference Shares.

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(d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

(e) Not Applicable.”

Item 7.	Materials to Be Filed as Exhibits

Exhibits I-VI to Schedule 13D are hereby incorporated by reference.

Exhibits VII-IX to Schedule 13D are hereby deleted and the following is inserted in lieu thereof

“Exhibit VII	Power of Attorney of General Electric Capital Corporation, dated as of April 22, 2004.

Exhibit VIII	Power of Attorney of General Electric Capital Services, Inc., dated as of November 26, 2003.”

Schedules II, III and IV.

Schedules II, III and IV to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2004

INSURANCE PRIVATE EQUITY INVESTORS, L.L.C. By: GE Asset Management Incorporated, its Manager

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore Title: Vice President

GENERAL ELECTRIC PENSION TRUST By: GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers
Name: John H. Myers Title: Vice President

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ORBITAL HOLDINGS, LTD.

By:	/s/ Ronald Herman
Name: Ronald Herman Title: Vice President

GE CAPITAL EQUITY INVESTMENTS, LTD.

By:	/s/ Ronald Herman
Name: Ronald Herman Title: Director and Chairman

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Ronald Herman
Name: Ronald Herman Title: Attorney-in-Fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Ronald Herman
Name: Ronald Herman Title: Attorney-in-Fact

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Schedule II

General Electric Pension Trust

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Trustees	Present Principal Occupation
David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President Chief Executive Officer of GEAM and Trustee of GEPT

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of All Trustees

U.S.A.

15 of 29

Schedule III

Insurance Private Equity Investors, L.L.C.

The Manager of Insurance Private Equity Investors, L.L.C. is GE Asset Management Incorporated (a Delaware corporation). Its principal place of business is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

GE Asset Management Incorporated

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Directors	Present Principal Occupation
David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Pamela K. Halligan	Vice President of Human Resources of GEAM

Kathryn D. Karlic	Executive Vice President – Fixed Income

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President Chief Executive Officer of GEAM and Trustee of GEPT

Anthony J. Sirabella	Senior Vice President – Chief Information Officer of GEAM

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of all Directors

U.S.A

16 of 29

Executive Officers	Present Principal Occupation
John H. Myers	President and Chief Executive Officer

David B. Carlson	Executive Vice President – Domestic Equity Investments

Michael J. Cosgrove	Executive Vice President – Sales and Marketing

Ralph R. Layman	Executive Vice President – International Equity Investments

Alan M. Lewis	Executive Vice President – General Counsel and Secretary

Robert A. MacDougall	Executive Vice President – Fixed Income

Donald W. Torey	Executive Vice President – Real Estate and Private Equities

John J. Walker	Executive Vice President – Chief Financial Officer

Anthony J. Sirabella	Senior Vice President – Chief Information Officer

Pamela K. Halligan	Vice President – Human Resources

William F. Ruoff, III	Vice President – Quality

Greg O. Bouleris	Senior Vice President – Strategic Operations

Stephen N. DeVos	Senior Vice President – Fixed Income

Thomas M. Powers	Senior Vice President – GE Insurance

Paul M. Colonna	Senior Vice President – Fixed Income

William M. Healey	Senior Vice President – Fixed Income

Mark R. Delaney	Senior Vice President – Fixed Income

Gregory B. Hartch	Senior Vice President – Fixed Income

Gregory W. Fletcher	Vice President – Fixed Income Finance

Kathleen S. Brooks	Vice President – Fixed Income

Vita-Marie Pike	Vice President – Fixed Income

Eric H. Gould	Vice President – Fixed Income

Craig M. Enright	Vice President – Fixed Income

Brad G. Postema	Vice President – Fixed Income

Alfredo Chang	Vice President – Fixed Income

Frederick W. Jackson	Vice President—Fixed Income

Mark H. Johnson	Vice President—Fixed Income

Don J. Duncan	Vice President – Money Market Investments

Michael J. Caufield	Senior Vice President – Fixed Income

Susan M. Courtney	Vice President – Fixed Income

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Stella V. Lou DeLucia	Vice President – Fixed Income

Brian Hopkinson	Senior Vice President – International Equity Portfolios

Daizo Motoyoshi	Senior Vice President – International Equity Portfolios

Jonathan L. Passmore	Senior Vice President – International Equity Portfolios

Michael J. Solecki	Senior Vice President – International Equity Portfolios

Judith A. Studer	Senior Vice President – International Equity Portfolios

T. Brent Jones	Vice President – International Equity Portfolios

Ping Zhou	Vice President – International Equity Portfolios

Robert A. Jasminiski	Vice President – International Equity Portfolios

Paul Nestro	Vice President – International Equity Portfolios

Makoto F. Sumino	Vice President – International Equity Portfolios

Philip A. Riordan	Senior Vice President – Real Estate

Thomas D. Mockler	Vice President – Fixed Income

B. Bradford Barrett	Vice President – Real Estate

Robert P. Gigliotti	Vice President – Real Estate

Gerald Karr	Vice President – Real Estate

James M. Mara	Senior Vice President – International Private Equities

Andreas T. Hildebrand	Vice President – Private Equities

Patrick J. McNeela	Vice President – Private Equities

James Mitchell, Jr	Vice President – Private Equities

Paolo G. M. Simonato	Vice President—International Private Equities

David W. Wiederecht	Vice President – Private Equities

Christopher D. Brown	Senior Vice President – Equity Portfolios

Damian J. Maroun	Senior Vice President – Equity Trading

Paul C. Reinhardt	Senior Vice President – Equity Portfolios

Nancy A. Ward	Senior Vice President – Equity Portfolios

Ralph E. Whitman	Senior Vice President – Equity Portfolios

Christopher W. Smith	Senior Vice President – Equity Investments

Richard L. Sanderson	Senior Vice President – Equity Research

Diane M. Wehner	Senior Vice President – Equity Portfolios

George A. Bicher	Vice President – Equity Investments

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Clemence C. Garcia	Vice President – Equity Investments

Gerald L. Igou	Vice President – Equity Investments

Michael Isakov	Vice President – Equity Investments

Sandra J. O’Keefe	Vice President – Equity Investments

John H. Schaetzl	Vice President – Equity Investments

Christopher J. Sierakowski	Vice President – Equity Investments

Charles F. Stuart	Vice President – Equity Investments

Steven M. Fierstein	Vice President – Equity Investments

Thomas R. Lincoln	Vice President – Equity Portfolios

Anthony J. Mariani	Vice President – Equity Investments

Walter P. Ruane	Vice President – Equity Investments

Ravi K. Pamnani	Vice President – Equity Investments

John T. Boyce	Senior Vice President – Institutional Investments

Joseph M. Connors	Senior Vice President – Operations

Barbara Regan	Senior Vice President – Marketing

Michelle Fang	Vice President – Product Management

Mary R. Stone	Vice President – Trade Operations

Gareth J. Davies	Vice President – Risk Management

Tiffany Hanisch	Vice President – Financial Planning & Analysis

Lowell E. Haims	Vice President – Controller

John F. Robbins	Vice President – Compliance

Jane E. Hackney	Vice President – Equity Portfolio Management

Erica K. Evans	Vice President – Client Portfolio Management

Michael J. Tansley	Vice President – Finance Integration Quality

Dory S. Black	Vice President – Assoc. Gen. Counsel & Asst. Sec.

Christopher J. Costello	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Daniel L. Furman	Vice President – Assoc. Gen. Counsel Private Equities & Asst. Secretary

Leanne R. Dunn	Vice President – Assoc. Gen. Counsel Real Estate & Asst. Secretary

Jeanne M. La Porta	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Michael M. Pastore	Vice President – Assoc. Gen. Counsel Private Equities & Real Estate & Asst. Secretary

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Scott A. Silberstein	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Matthew J. Simpson	Senior Vice President, Gen. Counsel–Investment Services & Asst. Secretary

Charles I. Middleton	Vice President—Assoc. Gen. Counsel & Asst. Secretary

Citizenship of all Executive Officers

U.S.A

20 of 29

Schedule IV

General Electric Company

The names and principal occupations of the Directors of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.I. Cash, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Professor of Business Administration-Graduate School of Business Administration, Harvard University

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

A.M. Fudge	Young & Rubicam, Inc. 258 Madison Avenue New York, NY 10017	Chairman and Chief Executive Officer, Young & Rubicam, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company

A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Chairman and Chief Executive Officer, Avon Products, Inc.

A.G. Lafley	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	Chairman of the Board, President and Chief Executive The Procter & Gamble Company

K.G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.

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R.S. Larsen	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	Former Chairman and Chief Executive Officer

R.B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman and Chief Executive Officer

S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, Georgia 30303	Former Partner King & Spalding

R.S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	Chairman of the Board and President, Penske Corporation

R.J. Swieringa	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	Anne and Elmer Lindseth Dean and Professor of Accounting

D.A. Warner III	J. P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 345 Park Avenue New York, NY 10154	Former Chairman of the Board

R.C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship

C. X. Gonzalez Andrea Jung All Others	Mexico Canada U.S.A.

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The names and principal occupations of the officers of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer

P.D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Comptroller

F. Beccalli	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President – GE Europe

C. T. Begley	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President – GE Rail

D.L. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 05215	Senior Vice President - GE Transportation

J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Senior Vice President - GE Consumer & Industrial, Americas

W. H. Cary	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President - Investor Communications

K.A. Cassidy	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Vice President and GE Treasurer

W. Castell	GE Healthcare Pollards Wood Nightingales Lane Chalfont St Giles HP8 4SP Great Britian	Executive Officer

W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Human Resources

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D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

B.B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President - General Counsel

S.C. Donnelly	General Electric Company One Research Circle Niskayuna, NY 12309	Senior Vice President - GE Global Research

S. Fitzsimons	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President - Corporate Financial Planning and Analysis

Y. Fujimori	General Electric Company 21 Mita 1-chome Meguro-ku 3d Floor Alto Tokyo, Japan 153-0062	Senior Vice President - GE Asia

A.H. Harper	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President – GE Equipment Management

B.W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Law and Public Affairs

J.M. Hogan	General Electric Company P.O. Box 414 Milwaukee, WI 53201	Senior Vice President - GE Healthcare

R.A. Jeffe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development

J. Krenicki	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	Senior Vice President - GE Advanced Materials

M.A. Neal	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - GE Commercial Finance

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D.R. Nissen	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Senior Vice President – GE Consumer Finance

J.A. Parke	General Electric Company 260 Lon g Ridge Road Stamford, CT 06927	Senior Vice President - General Electric Company Vice Chairman, GE Capital Corporation

R.R. Pressman	General Electric Company 5200 Metcalf Avenue Overland Park, KS 66201	Senior Vice President - Employers Reinsurance Corporation

G.M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Chief Information Officer

J.G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Senior Vice President - GE Energy

K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Finance and Chief Financial Officer

L.G. Trotter	General Electric Company Appliance Park Louisville, KY 40225	Senior Vice President - GE Consumer and Industrial

W.A. Woodburn	General Electric Company 187 Danbury Road Wilton, CT 06897	Senior Vice President - GE Infrastructure

R.C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship

Ferdinando Beccalli	Italy
Sir William Castell	U.K.
Shane Fitzsimons	Ireland
Yoshiaki Fujimori	Japan
All Others	U.S.A.

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EXHIBIT VII

POWER OF ATTORNEY

The undersigned, General Electric Capital Corporation, a Delaware corporation (hereinafter referred to as the “Corporation”) does hereby make, constitute and appoint the persons listed below as the Corporation’s true and lawful agent and attorney-in-fact (hereinafter referred to as the “Attorney”) to act either together or alone in the name and on behalf of the Corporation for and with respect to the matters hereinafter described.

Name of Attorney:

Ronald Herman

Frank Ertl

John W. Campo, Jr.

Each Attorney shall have the power and authority to do the following:

To execute and deliver any and all agreements, acknowledgements, consents, letters, undertakings, certificates, notices, receipts, or other documents or instruments on behalf of the Corporation as may in the discretion of the attorney be necessary or desirable in connection with transactions involving the Corporation and to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Corporation with regard to any securities owned by the Corporation or any of their subsidiaries and, in connection with the foregoing, to execute and deliver any and all agreements, acknowledgements, consents and other documents and to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

Agreements, commitments, documents, instruments and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Corporation without attestation and without affixation of the seal of the Corporation. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

Unless revoked by the Corporation, this Power of Attorney shall be governed under the laws of the State of New York and the authority of the Attorney hereunder shall terminate on April 15, 2006.

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IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed, attested and its corporate seal to be affixed pursuant to authority granted by the Corporation’s board of directors, as of the 22nd day of April, 2004.

General Electric Capital Services, Inc.
(Corporate Seal)

	By:	/s/ Brian T. McAnaney
	Name:	Brian T. McAnaney,
	Title:	Vice President and General Counsel

Attest:

/s/ JOHN W. CAMPO, JR.
John W. Campo, Jr., Assistant Secretary

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EXHIBIT VIII

POWER OF ATTORNEY

The undersigned, General Electric Capital Services, Inc., a Delaware corporation (hereinafter referred to as the “Corporation”) does hereby make, constitute and appoint the persons listed below as the Corporation’s true and lawful agent and attorney-in-fact (hereinafter referred to as the “Attorney”) to act either together or alone in the name and on behalf of the Corporation for and with respect to the matters hereinafter described.

Name of Attorney:

Michael A. Gaudino	Barbara J. Gould
James Ungari	Peter J. Muniz
Preston Abbott	Robert L. Lewis
Barbara Lane	Wendy E. Ormond
Leon E. Roday	Amy Fisher
Mark F. Mylon	Nelson Gonzalez
Ward Bobitz	Ricardo Silva
Patricia Merrill	Michael E. Pralle
John L. Flannery	Joseph E. Parsons
Ronald Herman	Mark D. Kaplow
Frank Ertl	Stewart Koenigsberg
Kevin Korsh

Each Attorney shall have the power and authority to do the following:

To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Corporation with regard to any securities owned by the Corporation, General Electric Capital Corporation or any of their subsidiaries.

And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

Agreements, commitments, documents, instruments and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Corporation without attestation and without affixation of the seal of the Corporation. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

Unless revoked by the Corporation, this Power of Attorney shall be governed under the laws of the State of New York and the authority of the Attorney hereunder shall terminate on November 15, 2004.

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This Power of Attorney supersedes in its entirety the Power of Attorney granted by the Corporation on March 13, 2002 that was scheduled to expire on March 31, 2004.

IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed, attested and its corporate seal to be affixed pursuant to authority granted by the Corporation’s board of directors, as of the 26th day of November, 2003.

General Electric Capital Services, Inc.
(Corporate Seal)

	By:	/s/ Brian T. McAnaney
Brian T. McAnaney, Vice President General Counsel and Secretary

Attest:

/s/ J. Keith Morgan
J. Keith Morgan, Assistant Secretary

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